SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2024 –September 30, 2024) filed with the Tokyo Stock Exchange on Friday, November 8, 2024.

2.	Announcement Regarding Interim Dividend and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 8, 2024	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2024 - September 30, 2024

November 8, 2024

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2024 to September 30, 2024

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Six Months Ended September 30, 2024

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2024	1,403,633	3.2%	196,972	20.0%	256,991	39.3%	182,946	42.8%
September 30, 2023	1,359,956	(0.4%)	164,164	8.1%	184,467	11.0%	128,100	4.7%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥59,896 million for the six months ended September 30, 2024 (year-on-year change was a 80.0% decrease) and ¥298,830 million for the six months ended September 30, 2023 (year-on-year change was a 9.9% decrease)

*Note 1:

The presentation of equity method investment has been changed since the fourth quarter of the fiscal year ended March 31, 2024(“fiscal 2024”). As a result, certain line items presented in our consolidated statements of income for the six months ended September 30, 2023 have been retrospectively reclassified for this change.

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2024	159.42	159.15
September 30, 2023	109.92	109.76

*Note 2:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2024	16,339,977	3,978,907	3,902,197	23.9%
March 31, 2024	16,322,100	4,021,965	3,941,466	24.1%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2024	—	42.80	—	55.80	98.60
March 31, 2025	—	62.17	—	—	—

March 31, 2025 (Est.)	—	—	—	—	98.60

*Note 4:	Revision from the previously announced dividend forecast: Yes

Regarding the interim dividend for the fiscal year ending March 31, 2025, we have decided the dividend per share of ¥62.17 by applying the dividend payout ratio of 39% to earnings per share for the six months ended September 30, 2024.

For the fiscal year ending March 31, 2025, the annual dividend is at the higher of either payout ratio of 39% or ¥98.60 per share and the minimum dividend has been stated in the above table.

The annual dividend will be determined in accordance with the progress to the consolidated earnings forecast which is net income attributable to ORIX Corporation Shareholders of ¥390 billion. We will promptly announce the forecast for the annual dividend as soon as it is updated.

3. Forecast for the Year Ending March 31, 2025 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2025	390,000	12.7%

*Note 5:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,214,961,054 as of September 30, 2024, and 1,214,961,054 as of March 31, 2024.

2. The number of treasury stock was 69,962,232 as of September 30, 2024, and 60,748,162 as of March 31, 2024.

3. The average number of outstanding shares was 1,147,474,112 for the six months ended September 30, 2024, and 1,165,399,765 for the six months ended September 30, 2023.

The Company’s shares held through the Board Incentive Plan Trust (3,535,096 shares as of September 30, 2024, and 2,727,686 shares as of March 31, 2024) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2024, to September 30, 2024, are not subject to certified public accountant’s or audit firm’s interim review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2024

		Six months ended September 30, 2023	Six months ended September 30, 2024	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,359,956	1,403,633	43,677	3%
Total Expenses	(millions of yen)	1,195,792	1,206,661	10,869	1%
Income before Income Taxes	(millions of yen)	184,467	256,991	72,524	39%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	128,100	182,946	54,846	43%
Earnings Per Share (Basic)	(yen)	109.92	159.42	49.50	45%
(Diluted)	(yen)	109.76	159.15	49.39	45%
ROE (Annualized) *1	(%)	7.0	9.3	2.3	—
ROA (Annualized) *2	(%)	1.65	2.24	0.59	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*Note 3:

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the six months ended September 30, 2023 have been retrospectively reclassified for this change.

Overview of Business Performance (April 1, 2024 to September 30, 2024)

Total revenues for the six months ended September 30, 2024 increased 3% to ¥1,403,633 million compared to ¥1,359,956 million during the same period of the previous fiscal year due to increases in operating leases revenues, sales of goods and real estate and services income, offset by decreases in life insurance premiums and related investment income.

Total expenses increased 1% to ¥1,206,661 million compared to ¥1,195,792 million during the same period of the previous fiscal year due to increases in costs of operating leases, costs of goods and real estate sold, services expense and selling, general and administrative expenses, offset by decreases in life insurance costs.

Equity in net income of equity method investments increased by ¥11,841 million to ¥28,516 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net increased by ¥27,875 million to ¥31,503 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the six months ended September 30, 2024 increased 39% to ¥256,991 million compared to ¥184,467 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 43% to ¥182,946 million compared to ¥128,100 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the six months ended September 30, 2024 increased 29% to ¥287,769 million compared to the same period of the previous fiscal year.

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the six months ended September 30, 2023 have been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for the six months ended September 30, 2023 have been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

Segment information for the six months ended September 30, 2024 is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	41,373	45,566	4,193	10

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,777,320	1,806,160	28,840	2

Segment profits increased 10% to ¥45,566 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues and an increase in gains on sales of subsidiaries and equity method investments.

Segment assets increased 2% to ¥1,806,160 million compared to the end of the previous fiscal year due to an increase in installment loans.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	27,510	50,357	22,847	83

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,110,087	1,111,185	1,098	0

Segment profits increased 83% to ¥50,357 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues and an increase in services income.

Segment assets totaled ¥1,111,185 million, remaining relatively unchanged compared to the end of the previous fiscal year.

PE Investment and Concession: Private equity investment; concession

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	9,925	46,997	37,072	374

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,066,647	988,286	(78,361)	(7)

Segment profits increased 374% to ¥46,997 million compared to the same period of the previous fiscal year due to an increase in gains on sales of subsidiaries and equity method investments resulting from the sale of investees and an increase in equity in net income (loss) of equity method investments.

Segment assets decreased 7% to ¥988,286 million compared to the end of the previous fiscal year due to a decrease in cash and cash equivalents and a decrease in investment in securities.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	12,128	2,346	(9,782)	(81)

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	976,434	1,046,312	69,878	7

Segment profits decreased 81% to ¥2,346 million compared to the same period of the previous fiscal year due to an increase in services expense and in selling, general and administrative expenses, and a decrease in equity in net income (loss) of equity method investments.

Segment assets increased 7% to ¥1,046,312 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Insurance: Life insurance

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	37,451	40,857	3,406	9

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,921,927	2,901,167	(20,760)	(1)

Segment profits increased 9% to ¥40,857 million compared to the same period of the previous fiscal year due to a decrease in life insurance costs, offset by a decrease in life insurance premiums and related investment income.

Segment assets decreased 1% to ¥2,901,167 million compared to the end of the previous fiscal year due to a decrease in investment in securities.

Banking and Credit: Banking; consumer finance

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	16,802	13,107	(3,695)	(22)

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,934,217	2,921,424	(12,793)	(0)

Segment profits decreased 22% to ¥13,107 million compared to the same period of the previous fiscal year due to a decrease in finance revenues as a result of ORIX Credit Corporation becoming an equity method investee due to the partial sale of its shares in the fourth quarter of fiscal 2024.

Segment assets totaled ¥2,921,424 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	18,794	32,011	13,217	70

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,169,641	1,221,976	52,335	4

Segment profits increased 70% to ¥32,011 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues as a result of a new acquisition of a subsidiary in the fourth quarter of fiscal 2024.

Segment assets increased 4% to ¥1,221,976 million compared to the end of the previous fiscal year due to an increase in investment in operating leases, offset by a decrease resulting from foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	21,491	16,607	(4,884)	(23)

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,694,484	1,540,075	(154,409)	(9)

Segment profits decreased 23% to ¥16,607 million compared to the same period of the previous fiscal year due to a decrease in gains on investment securities and dividends and an increase in selling, general and administrative expenses, offset by an increase in gains on sales of subsidiaries and equity method investments.

Segment assets decreased 9% to ¥1,540,075 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects and a decrease in installment loans.

ORIX Europe: Asset management of global equity and fixed income

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	19,536	20,797	1,261	6

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	662,139	662,997	858	0

Segment profits increased 6% to ¥20,797 million compared to the same period of the previous fiscal year due to an increase in services income, offset by an increase in selling, general and administrative expenses.

Segment assets totaled ¥662,997 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Six months ended September 30, 2023 (millions of yen)	Six months ended September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	18,520	19,124	604	3

	As of March 31, 2024 (millions of yen)	As of September 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,709,233	1,707,973	(1,260)	(0)

Segment profits increased 3% to ¥19,124 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment assets totaled ¥1,707,973 million, remaining relatively unchanged compared to the end of the previous fiscal year.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2024	As of September 30, 2024	Change
				Amount	Percent
Total Assets	(millions of yen)	16,322,100	16,339,977	17,877	0%
(Segment Assets) *1		16,022,129	15,907,555	(114,574)	(1)%
Total Liabilities	(millions of yen)	12,297,490	12,358,564	61,074	0%
(Short-term and Long-term Debt)		6,200,471	6,239,117	38,646	1%
(Deposits)		2,245,835	2,295,120	49,285	2%
Shareholders’ Equity *2	(millions of yen)	3,941,466	3,902,197	(39,269)	(1)%
Shareholders’ Equity Per Share *3	(yen)	3,422.94	3,418.59	(4.35)	(0)%

*Note 1:

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity” based on U.S. GAAP.
*Note 3:	“Shareholders’ Equity Per Share” is calculated using “Total ORIX Corporation Shareholders’ Equity”.

Total assets remained relatively unchanged at ¥16,339,977 million compared to the end of the previous fiscal year due to increases in cash and cash equivalents, investment in operating leases and equity method investments, offset by decreases in installment loans, investment in securities and trade notes, accounts and other receivable. In addition, segment assets decreased 1% to ¥15,907,555 million compared to the end of the previous fiscal year.

Total liabilities remained relatively unchanged at ¥12,358,564 million compared to the end of the previous fiscal year due to increases in short-term debt and deposits, offset by decreases in trade notes, accounts and other payable and long-term debt.

Shareholders’ equity decreased 1% to ¥3,902,197 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2024	As of September 30, 2024
Cash and Cash Equivalents		1,032,810	1,168,945
Restricted Cash		152,497	134,675
Net Investment in Leases		1,155,023	1,159,348
Installment Loans		3,958,814	3,826,463
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥129,959 million
September 30, 2024	¥130,873 million
Allowance for Credit Losses		(58,110)	(53,756)
Investment in Operating Leases		1,868,574	2,006,000
Investment in Securities		3,263,079	3,185,088
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥35,696 million
September 30, 2024	¥42,409 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2024
Amortized Cost	¥3,015,940 million
Allowance for Credit Losses	¥(634) million
September 30, 2024
Amortized Cost	¥3,029,912 million
Allowance for Credit Losses	¥(540) million
Property under Facility Operations		689,573	696,139
Equity method investments		1,313,887	1,362,461
Trade Notes, Accounts and Other Receivable		401,368	354,546
Inventories		227,359	216,911
Office Facilities		248,458	245,046
Other Assets		2,068,768	2,038,111
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥2,786 million
September 30, 2024	¥2,859 million

Total Assets		16,322,100	16,339,977

Liabilities and Equity
Short-term Debt		574,095	744,478
Deposits		2,245,835	2,295,120
Trade Notes, Accounts and Other Payable		362,504	297,336
Policy Liabilities and Policy Account Balances		1,892,510	1,930,730
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥167,207 million
September 30, 2024	¥151,331 million
Current and Deferred Income Taxes		570,724	550,235
Long-term Debt		5,626,376	5,494,639
Other Liabilities		1,025,446	1,046,026

Total Liabilities		12,297,490	12,358,564

Redeemable Noncontrolling Interests		2,645	2,506

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		233,457	233,955
Retained Earnings		3,259,730	3,378,114
Accumulated Other Comprehensive Income		357,148	234,098
Treasury Stock, at Cost		(129,980)	(165,081)

Total ORIX Corporation Shareholders’ Equity		3,941,466	3,902,197
Noncontrolling Interests		80,499	76,710

Total Equity		4,021,965	3,978,907

Total Liabilities and Equity		16,322,100	16,339,977

Note: Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2024	As of September 30, 2024
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(250,806)	(305,550)
Impact of changes in policy liability discount rate	257,785	260,526
Debt valuation adjustments	84	9
Defined benefit pension plans	9,670	9,145
Foreign currency translation adjustments	324,208	261,985
Net unrealized gains on derivative instruments	16,207	7,983

Total	357,148	234,098

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2023	Six months ended September 30, 2024
Revenues :
Finance revenues	171,642	164,734
Gains on investment securities and dividends	10,850	6,550
Operating leases	259,949	310,848
Life insurance premiums and related investment income	285,738	233,808
Sales of goods and real estate	173,800	190,874
Services income	457,977	496,819

Total Revenues	1,359,956	1,403,633

Expenses :
Interest expense	90,891	83,717
Costs of operating leases	176,894	192,799
Life insurance costs	222,097	166,863
Costs of goods and real estate sold	124,795	139,155
Services expense	267,177	290,952
Other (income) and expense	2,503	10,902
Selling, general and administrative expenses	302,265	314,225
Provision for credit losses	8,616	7,319
Write-downs of long-lived assets	538	506
Write-downs of securities	16	223

Total Expenses	1,195,792	1,206,661

Operating Income	164,164	196,972
Equity in Net Income of Equity method investments	16,675	28,516
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	3,628	31,503

Income before Income Taxes	184,467	256,991
Provision for Income Taxes	53,827	74,862

Net Income	130,640	182,129

Net Income (Loss) Attributable to the Noncontrolling Interests	2,502	(973)

Net Income Attributable to the Redeemable Noncontrolling Interests	38	156

Net Income Attributable to ORIX Corporation Shareholders	128,100	182,946

Note:

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the six months ended September 30, 2023 have been retrospectively reclassified for this change.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Six months ended September 30, 2023	Six months ended September 30, 2024
Net Income :	130,640	182,129

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(100,412)	(54,756)
Impact of changes in policy liability discount rate	110,576	2,741
Net change of debt valuation adjustments	(123)	(75)
Net change of defined benefit pension plans	(89)	(526)
Net change of foreign currency translation adjustments	163,583	(63,533)
Net change of unrealized gains (losses) on derivative instruments	2,408	(8,229)
Total other comprehensive income (loss)	175,943	(124,378)

Comprehensive Income	306,583	57,751

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	7,553	(2,132)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	200	(13)

Comprehensive Income Attributable to ORIX Corporation Shareholders	298,830	59,896

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In March 2023, Accounting Standards Update 2023-02 (“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income housing tax credit (LIHTC). This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024, on a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥157 million in other assets and a decrease of ¥157 million in retained earnings in the consolidated balance sheets.

(7) Segment Information (Unaudited)

The financial information about the operating segments reported below is that which is available for each segment and evaluated regularly by the chief operating decision maker in charge of resource allocation and performance assessment.

An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia

The accounting policies of the segments are almost the same as accounting policies for interim condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates the performance of the segments based on the amount equivalent to income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before the applicable tax effects. Income taxes are not included in segment profits or losses because management evaluates segments’ performance on a pre-tax basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the six months ended September 30, 2023 have been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for the six months ended September 30, 2023 have been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

Segment information for the six months ended September 30, 2023 and six months ended September 30, 2024 is as follows:

	Millions of yen
	Six months ended September 30, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	31,398	3,008	814	720	144	39,630	4,051
Gains on investment securities and dividends	2,167	479	228	(8)	0	187	232
Operating leases	132,122	24,289	19,957	40	0	0	21,867
Life insurance premiums and related investment income	0	0	0	0	287,026	0	0
Sales of goods and real estate	2,135	52,514	114,149	1,658	0	0	97
Services income	52,421	139,003	38,128	79,562	1,416	3,111	2,999

Total Segment Revenues	220,243	219,293	173,276	81,972	288,586	42,928	29,246

Interest expense	2,699	1,427	1,690	5,046	0	2,608	5,089
Costs of operating leases	95,428	12,537	13,352	9	0	0	10,278
Life insurance costs	0	0	0	0	222,032	0	0
Costs of goods and real estate sold	1,681	40,754	79,379	1,005	0	0	97
Services expense	28,361	118,397	26,666	53,908	0	3,436	506
Other (income) and expense	8,326	(301)	(605)	963	(3)	(276)	(2,973)
Selling, general and administrative expenses	43,938	20,611	42,498	9,036	29,105	16,041	4,936
Provision for credit losses, and write-downs of long-lived assets and securities	388	434	191	25	0	4,116	(0)

Total Segment Expenses	180,821	193,859	163,171	69,992	251,134	25,925	17,933

Equity in Net income (Loss) of equity method investments and others	1,951	2,076	(180)	148	(1)	(201)	7,481

Segment Profits	41,373	27,510	9,925	12,128	37,451	16,802	18,794

Significant non-cash items:
Depreciation and amortization	75,456	9,118	13,537	13,780	6,159	708	10,602
Increase in policy liabilities and policy account balances	0	0	0	0	100,338	0	0
Expenditures for long-lived assets	88,875	29,607	9,568	26,808	224	4	126,481

	Millions of yen
	Six months ended September 30, 2023
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	57,662	1,053	34,208	172,688
Gains on investment securities and dividends	4,591	1,889	375	10,140
Operating leases	699	0	58,496	257,470
Life insurance premiums and related investment income	0	0	0	287,026
Sales of goods and real estate	231	0	153	170,937
Services income	24,554	101,332	11,847	454,373

Total Segment Revenues	87,737	104,274	105,079	1,352,634

Interest expense	24,363	141	16,225	59,288
Costs of operating leases	104	0	43,447	175,155
Life insurance costs	0	0	0	222,032
Costs of goods and real estate sold	139	0	145	123,200
Services expense	1,535	25,938	7,365	266,112
Other (income) and expense	(1,400)	(196)	(1,047)	2,488
Selling, general and administrative expenses	41,581	61,258	20,000	289,004
Provision for credit losses, and write-downs of long-lived assets and securities	1,005	0	3,009	9,168

Total Segment Expenses	67,327	87,141	89,144	1,146,447

Equity in Net income (Loss) of equity method investments and others	1,081	2,403	2,585	17,343

Segment Profits	21,491	19,536	18,520	223,530

Significant non-cash items:
Depreciation and amortization	1,859	3,221	42,083	176,523
Increase in policy liabilities and policy account balances	0	0	0	100,338
Expenditures for long-lived assets	340	130	89,850	371,887

	Millions of yen
	Six months ended September 30, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	30,890	2,467	5,978	616	159	28,818	3,333
Gains on investment securities and dividends	1,460	845	586	(8)	0	65	139
Operating leases	139,859	37,842	20,605	39	0	0	41,900
Life insurance premiums and related investment income	0	0	0	0	235,014	0	0
Sales of goods and real estate	1,812	61,793	122,384	1,481	0	0	196
Services income	54,783	157,232	31,473	86,834	(1)	1,567	5,734

Total Segment Revenues	228,804	260,179	181,026	88,962	235,172	30,450	51,302

Interest expense	3,278	1,172	1,655	6,211	81	2,745	8,563
Costs of operating leases	98,878	11,941	13,072	9	0	0	17,581
Life insurance costs	0	0	0	0	166,834	0	0
Costs of goods and real estate sold	1,489	49,789	84,951	836	0	0	199
Services expense	29,522	125,059	21,928	65,705	0	4,433	2,151
Other (income) and expense	8,757	703	(449)	562	(140)	106	(2,543)
Selling, general and administrative expenses	45,051	20,873	43,194	10,828	27,539	10,635	5,004
Provision for credit losses, and write-downs of long-lived assets and securities	1,060	60	93	238	1	308	(0)

Total Segment Expenses	188,035	209,597	164,444	84,389	194,315	18,227	30,955

Equity in Net income (Loss) of equity method investments and others	4,797	(225)	30,415	(2,227)	(0)	884	11,664

Segment Profits	45,566	50,357	46,997	2,346	40,857	13,107	32,011

Significant non-cash items:
Depreciation and amortization	77,763	9,494	12,910	16,713	14,842	326	13,728
Increase in policy liabilities and policy account balances	0	0	0	0	41,053	0	0
Expenditures for long-lived assets	100,876	40,706	7,941	21,293	77	0	174,188

	Millions of yen
	Six months ended September 30, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	53,163	1,990	37,885	165,299
Gains on investment securities and dividends	(280)	3,821	(47)	6,581
Operating leases	292	0	67,510	308,047
Life insurance premiums and related investment income	0	0	0	235,014
Sales of goods and real estate	235	0	246	188,147
Services income	22,255	120,866	12,016	492,759

Total Segment Revenues	75,665	126,677	117,610	1,395,847

Interest expense	22,225	373	20,972	67,275
Costs of operating leases	649	0	48,902	191,032
Life insurance costs	0	0	0	166,834
Costs of goods and real estate sold	151	0	229	137,644
Services expense	854	32,629	7,599	289,880
Other (income) and expense	(2,284)	4,609	(621)	8,700
Selling, general and administrative expenses	45,360	69,026	21,782	299,292
Provision for credit losses, and write-downs of long-lived assets and securities	1,617	115	4,555	8,047

Total Segment Expenses	68,572	106,752	103,418	1,168,704

Equity in Net income (Loss) of equity method investments and others	9,514	872	4,932	60,626

Segment Profits	16,607	20,797	19,124	287,769

Significant non-cash items:
Depreciation and amortization	1,736	3,202	47,103	197,817
Increase in policy liabilities and policy account balances	0	0	0	41,053
Expenditures for long-lived assets	878	480	86,152	432,591

Segment information as of March 31, 2024 and September 30, 2024 is as follows:

	Millions of yen
	As of March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	567,735	51,978	1,238	3,104	0	0	0
Installment loans	346,840	52	115,629	2,255	11,792	2,378,183	60,468
Investment in operating leases	535,655	278,191	56,286	250	26,876	0	557,867
Investment in securities	36,683	4,036	36,729	571	2,236,495	311,237	11,960
Property under facility operations and servicing assets	17,404	165,387	41,416	453,252	0	0	0
Inventories	928	174,990	47,553	2,463	0	0	733
Advances for finance lease and operating lease	3,400	114,649	5	0	0	0	9,232
Equity method investments	14,984	143,751	118,310	219,018	29,742	43,601	399,061
Advances for property under facility operations	0	8,183	4,466	44,962	0	0	0
Goodwill, intangible assets acquired in business combinations	28,693	52,898	351,202	121,174	4,452	0	19,114
Other assets	224,998	115,972	293,813	129,385	612,570	201,196	111,206

Segment Assets	1,777,320	1,110,087	1,066,647	976,434	2,921,927	2,934,217	1,169,641

	Millions of yen
	As of March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	505	0	530,426	1,154,986
Installment loans	699,384	0	343,936	3,958,539
Investment in operating leases	9,858	0	395,573	1,860,556
Investment in securities	509,172	82,568	33,520	3,262,971
Property under facility operations and servicing assets	79,747	0	1,849	759,055
Inventories	159	0	224	227,050
Advances for finance lease and operating lease	0	0	3,017	130,303
Equity method investments	61,415	11,907	271,682	1,313,471
Advances for property under facility operations	0	0	0	57,611
Goodwill, intangible assets acquired in business combinations	176,785	364,773	7,313	1,126,404
Other assets	157,459	202,891	121,693	2,171,183

Segment Assets	1,694,484	662,139	1,709,233	16,022,129

	Millions of yen
	As of September 30, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	561,576	48,277	1,064	2,436	0	0	0
Installment loans	363,951	41	119,949	2,784	11,951	2,368,834	44,765
Investment in operating leases	545,046	315,784	57,463	243	26,742	0	643,430
Investment in securities	29,834	1,623	9,182	577	2,215,325	311,975	11,095
Property under facility operations and servicing assets	17,281	160,902	32,730	473,394	0	0	29
Inventories	621	168,672	42,333	2,701	0	0	1,896
Advances for finance lease and operating lease	3,218	76,221	4	0	0	0	18,062
Equity method investments	14,676	173,186	129,267	246,490	31,818	44,423	375,458
Advances for property under facility operations	0	10,787	113	52,905	0	0	0
Goodwill, intangible assets acquired in business combinations	25,971	51,850	343,976	128,736	4,452	0	29,337
Other assets	243,986	103,842	252,205	136,046	610,879	196,192	97,904

Segment Assets	1,806,160	1,111,185	988,286	1,046,312	2,901,167	2,921,424	1,221,976

	Millions of yen
	As of September 30, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	455	0	545,487	1,159,295
Installment loans	596,207	0	317,970	3,826,452
Investment in operating leases	11,486	0	397,101	1,997,295
Investment in securities	484,048	86,924	34,499	3,185,082
Property under facility operations and servicing assets	73,571	0	1,736	759,643
Inventories	212	0	156	216,591
Advances for finance lease and operating lease	0	0	3,864	101,369
Equity method investments	57,845	11,592	277,269	1,362,024
Advances for property under facility operations	0	0	0	63,805
Goodwill, intangible assets acquired in business combinations	165,697	351,985	7,003	1,109,007
Other assets	150,554	212,496	122,888	2,126,992

Segment Assets	1,540,075	662,997	1,707,973	15,907,555

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen

	Six months ended September 30, 2023	Six months ended September 30, 2024
Segment revenues:
Total revenues for segments	1,352,634	1,395,847
Revenues related to corporate assets	34,142	34,620
Revenues from inter-segment transactions	(26,820)	(26,834)

Total consolidated revenues	1,359,956	1,403,633

Segment profits:
Total profits for segments	223,530	287,769
Corporate profits (losses)	(42,011)	(30,109)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,948	(669)

Total consolidated income before income taxes	184,467	256,991

(8) Subsequent Events

There are no material subsequent events.

Announcement Regarding Interim Dividend and Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2025

TOKYO, Japan — November 8, 2024 — ORIX Corporation (“ORIX”) announced today that its Board of Directors passed a resolution approving the interim dividend, the record date of which is September 30, 2024. The annual dividend forecast for the fiscal year ending March 31, 2025 is also included in this announcement as below.

Interim Dividend Detail for the Fiscal Year Ending March 31, 2025

Regarding the interim dividend for the fiscal year ending March 31, 2025, we have decided a dividend per share of 62.17 yen based on the dividend policy announced on May 8, 2024.

	Amount Decided	Previously Announced Dividend Forecast	Interim Dividend Paid for the Fiscal Year Ended March 31, 2024
Record Date	September 30, 2024	September 30, 2024	September 30, 2023
Dividend Per Share	62.17 yen*1	49.30 yen*2	42.80 yen
Total Dividend Amount	71,185million yen	—	49,691 million yen
Effective Date	December 9, 2024	—	December 7, 2023
Source of Dividend	Retained earnings	—	Retained earnings

*1	The dividend payout ratio of 39% is applied to earnings per share for the six months ended September 30, 2024.
*2

For the fiscal year ending March 31, 2025, the annual dividend is at the higher of either payout ratio of 39% or 98.60 yen per share. The above table shows the interim dividend of 49.30 yen per share, which is 50% of the minimum annual dividend per share of 98.60 yen.

Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2025

The year-end dividend for the fiscal year ending March 31, 2025 is forecasted as “—”.

Dividend Per Share
	Interim (restated)	Fiscal Year-End	Total
Dividend Forecast	—	—*3	98.60 yen*3
Dividend Paid for the Fiscal Year Ending March 31, 2025	62.17 yen	—	—
Previously Announced Dividend Forecast	49.30 yen	49.30 yen	98.60 yen*3

*3

For the fiscal year ending March 31, 2025, the annual dividend is at the higher of either payout ratio of 39% or 98.60 yen per share and the minimum dividend has been stated in the above table. The annual dividend will be determined in accordance with the progress to the consolidated earnings forecast which is net income attributable to ORIX Corporation Shareholders of 390 billion yen. We will promptly announce the forecast for the annual dividend as soon as it is updated.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.